DOREL INDUSTRIES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of financial conditions and results of operations (“MD&A”) should be read in conjunction with the consolidated financial statements for Dorel Industries Inc. (“Dorel” or “the Company”) for fiscal years ended December 30, 2005 and 2004 (“the Consolidated Financial Statements”), as well as with the notes to the Consolidated Financial Statements. All financial information contained in this MD&A and in the Company’s Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the U.S. dollar as the reporting currency. Any non-GAAP financial measures referred to in this MD&A are clearly identified and reconciled to GAAP as necessary. The effect of significant differences between Canadian and U.S. GAAP are discussed in Note 26 to the Company’s Consolidated Financial Statements. Unless otherwise indicated, all figures are in U.S. dollars. This MD&A is current as of February 24, 2006.

Additional information relating to the Company filed with the Canadian securities regulatory authorities, including the Company’s Annual Information Form (“AIF”), and with the U.S. Securities and Exchange Commission, including the annual report on form 40F, are to be available within the prescribed filing deadlines on-line at www.sedar.com and www.sec.gov respectively.

Corporate Overview

The Company’s head office is based in Montreal, Quebec, Canada. In addition to the facilities described below, the Company’s subsidiaries have North American showrooms in Toronto, Ontario and High Point, North Carolina. In total, the Company operates in fourteen countries with sales made throughout the world and employs approximately 5,000 people. Dorel’s ultimate goal is to satisfy consumer needs while achieving maximum financial results for its shareholders. The Company’s growth has resulted from both increasing sales of existing businesses and by acquiring businesses that management believe add value to the Company.

Strategy

Dorel’s goal is to be the premier consumer products company in its market segments in North America and Europe. Dorel is a global consumer products company engaged in the design, manufacture and marketing of a diverse portfolio of strong consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Within each of these segments, there are several operating divisions or subsidiaries. Each is operated independently by a separate group of managers. Senior management of the Company coordinates the businesses of all segments and maximizes cross-selling, cross-marketing, procurement and other complementary business opportunities.

Dorel conducts its business through a variety of sales and distribution arrangements. These consist of salaried employees; individual agents who carry the Company's products on either an exclusive or non-exclusive basis; individual specialized agents who sell products, including Dorel's, exclusively to one customer such as a major discount chain; and sales agencies which themselves employ their own sales force. While retailers carry out the bulk of the advertising of Dorel’s products, all of the segments advertise and promote their products through the use of advertisements in specific magazines, multi-product brochures and other media outlets.

Dorel believes that its commitment to providing a high quality, industry-leading level of service has allowed it to develop successful and mutually beneficial relationships with major retailers. A high level of customer satisfaction has been achieved by fostering particularly close contacts between Dorel’s sales representatives and clients. Permanent, full-service agency account teams dedicated exclusively to certain major accounts have been established. These dedicated account teams provide these customers with the assurance that inventory and supply requirements will be met and that any problems will be immediately addressed.

In addition to quality products and dedicated customer service, strong consumer brands are an important element of Dorel’s strategy. As examples, in North America, Dorel’s Schwinn product line is one of the most recognized sporting goods brand names. Safety 1st is a highly regarded Dorel brand in the North American juvenile products market. In Europe, Bébé Confort is universally recognized and has superior brand awareness in France. These brands, and the fact that Dorel has a wide range of other brand names, allows for product and price differentiation within the same product categories. Product development is the final element of Dorel’s past and future growth. As a growing consumer products company, Dorel has invested heavily in this area, focusing on innovation, quality, safety and speed to market with several design and product development centres. Over the past two years, Dorel has spent $34.0 million on new product development.

Operating Segments

Juvenile Products

The Juvenile Products (“Juvenile”) segment operates in both North America and Europe. Dorel Juvenile Group (DJG) USA’s operations in the United States are headquartered from Columbus, Indiana with facilities in Canton, Massachusetts and Ontario, California. As well as being the headquarters, all North American manufacturing and car seat product development is based in Columbus. Juvenile products, other than car seats, are conceived, designed and developed at the Canton location. Dorel Distribution Canada is located in Montreal, Quebec and sells to customers throughout Canada. The principal brand names in North America are Cosco and Safety 1st. In addition, DJG North America has a licensing agreement with the well-recognized Eddie Bauer brand name. Dorel Europe is headquartered in Cholet, France and includes major manufacturing facilities in France, Italy and Portugal. In addition, sales and/or distribution subsidiaries are located in Holland, Spain, the United Kingdom, Germany, Belgium, Austria and Switzerland. In Europe, products are marketed under the brand names Bébé Confort, Maxi-Cosi, Quinny, Monbébé, Babidéal, Baby Relax and Safety 1st.  In addition, many of Dorel’s divisions sell products to customers which are  marketed under various house brand names.

The Juvenile segment manufactures and imports products such as infant car seats, strollers, high chairs, toddler beds, playpens, swings and infant health and safety aids. Dorel is among the three largest juvenile products companies in North America along with Graco (a part of the Newell Group of companies) and Evenflo Company Inc. In Europe Dorel is also one of the largest juvenile products companies, competing with firms such as Britax, Peg Perego, Chicco, as well as several smaller companies. Dorel’s combined juvenile operations make it the largest juvenile products company in the world, within its principal categories.

In North America, Dorel manufactures and sells juvenile products at all price levels - from entry level to high-end price points – with products designed for consumers whose priorities are safety and quality at reasonable prices. However as the majority of sales are through mass merchants, department stores and hardware/home centres, the majority of sales are at lower to mid-price points. In recent years, licensing agreements with well-recognized brand names have accelerated the entry into the higher priced juvenile products market. In addition, large retailers are beginning to enter this higher end market. In Europe, Dorel sells higher-end juvenile products to boutiques and smaller stores along with major European chains. In 2005, this segment accounted for 48% of Dorel’s revenues.

Home Furnishings

The Home Furnishings segment consists of Ameriwood Industries (“Ameriwood”), as well as Cosco Home & Office (“Cosco”) and Dorel Asia. Ameriwood specializes in ready-to-assemble (RTA) furniture and futons and is headquartered in Wright City, Missouri. In addition, significant manufacturing and distribution facilities are located in Michigan, Ohio, Ontario and Quebec. Brand names used by Ameriwood are Ameriwood, Ridgewood, Charleswood, Altra, Dorel Home Products, Carina and SystemBuild. Also, Ameriwood has entered into several licensing arrangements, including one with California Closets which provides additional branding opportunities. Cosco is located in Columbus, Indiana and in addition to selling under its own brand has a licensing agreement with Samsonite. In 2004, Cosco entered the home healthcare market with its launch of Cosco Ability Care Essentials, a line of healthcare products aimed at the end consumer. This line was augmented in 2005 with the launch of products under the Adepta brand name. Dorel Asia specializes in sourcing finished goods from the Orient for sale in North America, and is becoming a proportionately larger piece of the segment.

The Home Furnishings segment produces RTA furniture for the home and office, metal folding furniture, futons, step stools, ladders and other imported furniture items. RTA furniture is manufactured and packaged as component parts and is assembled by the consumer. RTA furniture, by its nature, is a reasonably priced alternative to traditional wooden furniture. Home furnishings are sold mainly to mass merchants, office superstores and hardware/home centres. Dorel believes it is now the second largest producer of RTA furniture in North America. The Company’s competitors include Bush Industries, O’Sullivan Industries and Sauder. Besides these large RTA manufacturers, the Home Furnishings industry segment in which Dorel competes is characterized by a large number of smaller competitors. As such, there is little market share information available that would help determine the Company’s size or performance in relation to these competitors. In 2005, this segment accounted for 32% of Dorel’s revenues.

Recreational/Leisure

This segment consists of Pacific Cycle and is based in Madison, Wisconsin with distribution in California and Illinois.  Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific, and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. It distributes its brands through its strong relationships with high volume retailers, particularly in the mass merchant channel. By capitalizing on the continued growth of this sales channel, Pacific Cycle has garnered an industry-leading share of total U.S. bicycle sales, including a significant presence in the mass merchant sector. Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. Additionally, Pacific licenses its brand names internationally on bicycles, as well as in the United States on other products such as clothing and bike accessories. In 2005, this segment accounted for 20% of Dorel’s revenues.

Pacific Cycle in the U.S. participates in the $75 billion recreational products industry comprised of sports and fitness equipment, footwear, apparel, and recreational transport items including bicycles, pleasure boats and RVs.  Within the recreational products market, the U.S. bicycle industry accounts for an estimated $5.5 billion in retail sales annually, of which approximately $2.3 billion represents bicycles while the remainder represents parts and accessories.  Principal competitors include Huffy, Dynacraft, Trek, Derby, Giant, Specialized and Cannondale.

While sales have varied during certain periods with product trends, such as the rise in popularity of mountain bikes in the late 1990s, the overall market has been stable.  Between 16 and 18 million units have been sold annually since 1995 in the U.S.  While the U.S. bicycle market has remained relatively flat over the past five years, the mass merchant channel has captured market share. Purchasing patterns are generally influenced by economic conditions, weather and seasonality.  The mass merchant channel today represents over 75% of unit sales. During that same period, the average retail price of bicycles has fallen as production has shifted almost entirely overseas.

Operating Results

Part of Dorel’s growth strategy is through strategic acquisitions. In reviewing the results of the Company’s operating performance and its financial position, the following acquisitions in 2003 and 2004 must be considered. In February 2003 Dorel acquired Ampa Development SAS (Ampafrance) of Cholet, France a developer, manufacturer, marketer and distributor of juvenile products for a total consideration of $247.2 million. Now known as Dorel France, its brands are extremely well-recognized throughout Europe and its products include prams, strollers, car seats, high chairs, beds, play yards, safety aids, apparel, as well as feeding accessories.

In September 2003, the Company acquired all of the outstanding common shares of Carina Furniture Industries Ltd., a manufacturer of RTA furniture, for a total consideration of $39.9 million. The addition of Carina broadened Dorel’s product line and helped make Dorel the number two RTA furniture producer in North America. In February 2004 the Company acquired Pacific Cycle for total consideration of $311.0 million. Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products. With the acquisition of Pacific, the Company began reporting in three segments, adding Recreational / Leisure to Juvenile and Home Furnishings.

On September 19, 2005 the Company announced a significant consolidation at Ameriwood Industries, the Company’s ready-to-assemble (RTA) furniture division.  Production ceased at its Wright City, Missouri facilities, the manufacturing premises were closed and these assets are being disposed of.  The closure was necessitated by excess capacity caused by a strategic shift away from exclusive domestic production to a combination of North American production and imported items. The restructuring is part of an overall plan to improve the earnings of the Home Furnishings Segment. This plan encompasses an expanded marketing strategy, realigning marketing into four distinct groups, each focused on developing products unique to their categories.  This strategy will include expanding into new designs and materials and aggressively growing the customer base.  This product development process will encompass common defined processes and methodologies to allow for exceptional speed to market, from conception to delivery.

It is expected that the closure of the Wright City plant will result in total pre-tax restructuring costs of approximately $10.4 million, the majority of which is recorded in 2005. This estimate of $10.4 million is reduced slightly from the initial estimates of $11.3 million that was previously announced. The 2005 results include total restructuring costs of $9.5 million, of which $2.5 million is grouped in cost of sales. A complete description of these costs is contained in Note 3 to the year end financial statements. Of this amount, $9.3 million is a non-cash cost representing the write-down of building and equipment as well as other items. Annual pre-tax savings as a result of the closure are expected to exceed $5 million, commencing in 2006.

The Company is including in this MD & A the terms “adjusted gross margin”, “adjusted earnings from operations”, “adjusted pre-tax income” and “adjusted net income”, non-GAAP financial measures, as it believes this permits more meaningful comparisons of its core business performance between the periods presented.  As a result, this MD & A contains these non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.  Below is a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP:

	Results for the year ended December 30, 2005
	As reported	Restructuring Costs	Adjusted, Excluding Costs

TOTAL REVENUE	$ 1,760,865	$ -	$ 1,760,865

EXPENSES
Cost of sales	1,367,217	(2,478)	1,364,739
Selling, general and administrative	200,159	-	200,159
Depreciation and amortization	38,999	-	38,999
Research and development costs	7,945	-	7,945
Restructuring costs	6,982	(6,982)	-
Interest on long-term debt	31,240	-	31,240
Other interest	1,410	-	1,410
	1,653,952	(9,460)	1,644,492

Income before income taxes	106,913	9,460	116,373

Income taxes	15,591	3,329	18,920

NET INCOME	$ 91,322	$ 6,131	$ 97,453

EARNINGS PER SHARE
Basic	$ 2.78	$ 0.19	$ 2.97
Diluted	$ 2.77	$ 0.19	$ 2.96

SHARES OUTSTANDING
Basic - weighted average	32,836,733	32,836,733	32,836,733
Diluted - weighted average	32,927,701	32,927,701	32,927,701

Following is a selected summary of Dorel’s operating results on an annual and quarterly basis:

Selected Financial Information (all tabular figures are in thousands except per share amounts)

	Operating Results for the Years ended December 30:
	2005		2004		2003
	$	% of revenues	$	% of revenues	$	% of revenues
Revenues	$1,760,865	100.0%	$1,709,074	100.0%	$1,180,776	100.0%
Net income	$ 91,322	5.2%	$ 100,076	5.9%	$ 74,200	6.3%
Earnings per share:
Basic	$ 2.78		$ 3.06		$ 2.33
Diluted	$ 2.77		$ 3.04		$ 2.29

Operating Results for the Quarters Ended
	31-Mar-05	30-Jun-05	30-Sep-05	30-Dec-05

Revenues	$ 471,903	$ 435,375	$ 423,329	$ 430,258
Net income	$ 27,205	$ 21,745	$ 19,826	$ 22,546
Earnings per share
Basic	$ 0.83	$ 0.66	$ 0.60	$ 0.69
Diluted	$ 0.83	$ 0.66	$ 0.60	$ 0.69

Operating Results for the Quarters Ended
	31-Mar-04	30-Jun-04	30-Sep-04	30-Dec-04

Revenues	$ 396,812	$409,352	$ 433,838	$ 469,072
Net income	$ 19,400	$ 17,908	$ 28,046	$ 34,722
Earnings per share
Basic	$ 0.59	$ 0.55	$ 0.86	$ 1.06
Diluted	$ 0.59	$ 0.54	$ 0.85	$ 1.05

Seasonality

Though operating segments within Dorel may vary in their seasonality, for the Company as a whole variations between quarters are not significant as illustrated below.

Revenues by Quarter by Segment
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Total Revenues
QTR 1 2003
QTR 2 2003
QTR 3 2003
QTR 4 2003
QTR 1 2004
QTR 2 2004
QTR 3 2004
QTR 4 2004
QTR 1 2005
QTR 2 2005
QTR 3 2005
QTR 4 2005
Quarter
Recreational products
Home Furnishings
Juvenile

Income Statement - Overview

2005 versus 2004

For fiscal 2005, Dorel recorded revenues of $1,761 million, an increase of 3.0% from the $1,709 million last year. Increases in revenues occurred in both the Juvenile and Home Furnishing segments, increasing by 9.1% and 4.8% respectively. The gains were offset by a decline in Recreational / Leisure sales in that 2004 included exceptional sales of the Sting-Ray model of bicycle. In 2005, sales of these models were negligible as retailers were fully stocked throughout the year.  It should be noted that sales of non-Sting- Ray products in that segment actually increased by 9% over 2004 as the core business remains strong and is being expanded.

Gross margins for the year declined by 60 basis points to 22.4% for the year, from 23.0% last year. Margin improvements in the Juvenile segment were offset by declines in the Home Furnishings and Recreational/Leisure segments. Selling, general and administrative expenses declined from 2004 levels by $11.2 million to $200.2 million in 2005 from $211.4 million in 2004. This decrease was due to savings in  product liability costs. The combined cost decrease in both the juvenile and home furnishing segments was $22.3 million, of which $22.6 million was in the juvenile segment. The total cost was $33.1 million in 2004 and $10.8 million in 2005. These costs were offset by other increases. Excluding this decrease, these costs as a percentage of revenues were 12.7% in 2005 versus 12.4% in 2004.

Interest costs in 2005 decreased slightly from 2004. The benefits of lower average borrowings in 2005 were offset by higher interest rates incurred. The Company’s average interest rate on its long-term borrowings and revolving facilities in 2005 was approximately 6%, 1 percentage point higher than in 2004. For the year, the decrease in interest costs can be broken down as follows:

Higher interest rates in 2005	$ 5,600
Interest incurred in 2004 on product liability settlement	(2,100)
Benefit of lower average debt levels in 2005	(1,900)
Other	(463)
$ 1,137

As a multi-national company, Dorel is resident in numerous countries and therefore subject to different tax rates in those various tax jurisdictions and by the application of income tax treaties between various countries. As such, variations from year to year in the Company’s combined tax rate can occur. In 2005 the Company’s effective tax rate is 14.6%. After removing the impact of the restructuring costs the Company’s tax rate for the year was 16.3%, which was in line with expectations. The Company’s statutory tax rate is 33%. The variation from 33% to 14.6% can be explained as follows:

	$	%
PROVISION FOR INCOME TAXES	$ 35,281	33.0%
ADD (DEDUCT) EFFECT OF:
Difference in effective tax
rates of foreign subsidiaries	(13,791)	(12.9%)
Recovery of income taxes arising from exempt
items and the use of unrecorded tax benefits	(6,461)	(6.0%)
Change in future income taxes
resulting from changes in tax rates	(249)	(0.2%)
Change in valuation allowance	698	0.6%
Other – net	113	0.1%
ACTUAL PROVISION FOR INCOME TAXES	$ 15,591	14.6%

Net income for the full year amounted to $91.3 million or $2.77 per share fully diluted, compared to 2004 net income of $100.1 million or $3.04 per diluted share.

Excluding restructuring costs, adjusted net income for the year was $97.5 million or $2.96 per share. Income before income taxes in 2005 was flat when compared to the prior year at $106.9 million in 2005 versus $107.0 million in 2004. Adjusted income before taxes and restructuring costs was $116.4 million in 2005 versus $107.0 million, an increase of $9.4 million or 8.8%.

Fourth quarter 2005 versus 2004

Revenues for the fourth quarter were $430.3 million compared to $469.1 million a year ago, a decline of 8.3%. Net income for the fourth quarter was $22.5 million down from $34.7 million. Earnings per share for the final quarter were $0.69 fully diluted, compared to $1.05 per share in the fourth quarter the previous year. Revenues within the Juvenile and Home Furnishing segments were up slightly over the prior year increasing by 1.5% and 2.0% respectively. However, Recreational / Leisure revenues declined from $125.0 million to $80.2 million, a decrease of $44.8 million or 35.8%. This is attributable to the large amount of Sting Ray bicycle sales in the fourth quarter of 2004. Excluding the Sting Rays sold in 2004, fourth quarter 2005 Recreational/Leisure revenues were actually higher than the prior year by 10%, indicating that the segment’s core business and new product initiatives remain strong.

The fourth quarter net income decrease of $12.2 million was due to several factors. Lower earnings in the Recreational/Leisure segment, due to the decline in sales described above, combined with lower earnings in Home Furnishings were offset by gains in Juvenile and a decrease in other costs, resulting in an overall pre-tax decline in earnings of $8.3 million or 24.6%. This decline in pre-tax earnings was compounded by an increase in income taxes of $3.9 million as 2004 included several one time positive issues

The 2004 full year tax rate of 6.4% was unusually low due to lower earnings in higher tax rate jurisdictions as well as a revaluation of long-term future tax balances, the benefit of loss carry-forwards not previously recognized and other adjustments. To adjust the Company’s income tax rate to 6.4% from the 11% to 12% as at the end of the third quarter, a tax recovery of $0.8 million was recorded in the fourth quarter, explaining the majority of the 2005 fourth quarter increase.

Tabular Summaries – 2005 versus 2004

The variations in revenue across the Company segments are as follows:

	Fourth Quarter				Year
	2005	2004	Increase (decrease)		2005	2004	Increase (decrease)
			$	%			$	%

Juvenile	$201,215	$198,157	$ 3,058	1.5%	$ 846,856	$776,370	$ 70,486	9.1%
Home Furnishings	148,847	145,940	2,907	2.0%	569,347	543,219	26,128	4.8%
Recreational/Leisure	80,196	124,975	(44,779)	(35.8%)	344,662	389,485	(44,823)	(11.5%)
Total Revenues	$430,258	$469,072	($38,814)	(8.3%)	1,760,865	1,709,074	$ 51,791	3.0%

The principal changes in earnings are summarized as follows:

	4th Qtr	Year-to-Date
Earnings from operations by Segment:
Juvenile increase	$ 5,049	$ 33,718
Home Furnishings decrease (excluding restructuring costs)	(5,996)	(10,098)
Restructuring costs	(535)	(9,460)
Recreational / Leisure decrease	(9,176)	(14,569)
Total earnings from operations decrease	(10,658)	(409)
Lower interest costs	221	1,137
Impact of higher tax rate	(3,845)	(8,694)
Other	2,106	(788)
Total decrease in net income	$ (12,176)	$ (8,754)

Detailed analyses of segmented annual results are presented within the discussions that follow this overview.

Segment Results

Juvenile

	2005		2004		Change
Juvenile	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%
Revenues	$846,856	100.0%	$776,370	100.0%	$70,486	9.1%
Gross Profit	248,638	29.4%	224,081	28.9%	24,557	11.0%
Selling, general and administrative	112,081	13.2%	126,166	16.3%	(14,085)	(11.2%)
Depreciation and amortization	31,615	3.7%	27,558	3.5%	4,057	14.7%
Research and Development	5,542	0.7%	4,675	0.6%	867	18.5%
Earnings from operations	$ 99,400	11.8%	$ 65,682	8.5%	$33,718	51.3%

The Company’s Juvenile segment had the most profitable year in its history. Successes occurred in both North America and Europe, an accomplishment made even more impressive in an environment of higher raw material costs. Revenues increased by 9.1% to reach $846.9 million versus $776.4 in 2004, with increases occurring in both North America and Europe. In North America, Juvenile sales increased by 8%. In the United States, sales increased by 5% mainly due to improved sales in categories where the Company expanded its product offering such as play yards, walkers and swings. Canadian sales were aided by new booster seat legislation in Ontario and the strong Canadian dollar.

Juvenile success in Europe occurred in several markets, the most impressive of which were the United Kingdom, Germany, Italy and Spain. To a great extent, the success was driven by the successful introduction of new travel systems under the Quinny brand, known as the Buzz and Zapp. Sales in Europe as a whole increased by 9% over 2004. It should be noted that the average rate of exchange versus the U.S. dollar was similar in both 2005 and 2004. As such, revenue growth in Europe was unaffected by exchange rate variances.

Gross margins for the segment improved slightly to 29.4% in 2005 compared to 28.9% in 2004, with gross margin improvements in Europe and Canada offsetting declines in the United States. European margin improvements were made possible by the success of new products, which were able to attract higher margins. These improvements totaled 270 basis points. Canadian margins were helped by a positive product mix as well as the strong Canadian dollar, as the majority of its purchases are made in U.S. dollars. U.S. margins declined by 200 basis points due to higher raw material costs, principally resin, and a less profitable product mix.

Earnings from operations were $99.4 million for the year versus $65.7 million in 2004. As a percentage of revenues this represents 11.7% in 2005 versus 8.5% in 2004. European earnings improved by 35%. North American earnings improved by 80%. In Canada, higher earnings were driven by higher sales and higher gross margins for the reasons listed above. Earnings in the U.S. rose as lower gross margins were offset by savings in product liability costs. The year-over-year decline in product liability costs was $22.6 million comprising both insurance and settlement costs. This is the primary reason for the decrease in selling, general and administrative costs of $14.1 million.

Home Furnishings

	2005		2004		Change
Home Furnishings	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%
Revenues	$569,347	100.0%	$543,219	100.0%	$ 26,128	4.8%
Gross Profit	73,855	13.0%	83,320	15.3%	(9,465)	(11.4%)
Selling, general and administrative	34,410	6.1%	31,842	5.9%	2,568	8.1%
Depreciation and amortization	6,318	1.1%	6,433	1.1%	(115)	(1.8%)
Research and development	2,403	0.4%	1,745	0.3%	658	37.7%
Restructuring costs	6,982	1.2%	-	-	6,982	-
Earnings from operations	$ 23,742	4.2%	$ 43,300	8.0%	($19,558)	(45.2%)

Home Furnishings Segment
Reconciliation of non-GAAP financial measures

	Year ended December 30, 2005
	As reported	Restructuring costs	Adjusted, Excluding Costs

Revenues	$ 569,347	$ -	$ 569,347
Cost of sales	495,492	(2,478)	493,014
Gross Profit	73,855	2,478	76,333
Gross Margin %	13.0%		13.4%
Selling, general and administrative	34,410		34,410
Depreciation and amortization	6,318	-	6,318
Research and development costs	2,403	-	2,403
Restructuring costs	6,982	(6,982)	-
Earnings from operations	$ 23,742	$ 9,460	$ 33,202

Revenues in Home Furnishings were $569.3 million versus $543.2 million in 2004, an increase of 4.8%. Revenue increases occurred at all Home Furnishing operations with the exception of ready-to-assemble (RTA) furniture sales by Ameriwood. Cosco sales of folding furniture and other imported home furnishings increased by 7% over 2004, with gains coming mainly from sales of ladders and step stools. Successful new product placements in several categories by Dorel Asia at new and existing customers helped revenues reach $133 million, a 65% increase from 2004. Ameriwood futon sales also rose, increasing by 28% over the prior year. However, ready-to-assemble furniture sales declined by 17% from the prior year due to declines in sales to mass merchant customers.

Gross margins for the segment declined to 13% from the 15.3% recorded in 2004. Adjusted gross margins, after removing restructuring costs in cost of sales were 13.4%, a decline of 190 basis points.  The principal reason for the decline is lower margins at Ameriwood.  These margin declines were due principally to lower efficiencies and higher overhead absorption due to lower sales levels. The stronger Canadian dollar also decreased earnings as two of the five Ameriwood plants are located in Canada and have substantial sales into the U.S. As announced, one of the unit’s manufacturing facilities was closed in the year. This closure alone is expected to save at least $5 million pre-tax in 2006. Over and above these savings, other efficiency initiatives have been undertaken to improve margins. Selling, general and administrative costs remained in line with 2004 levels at 6.1% of revenues in 2005 versus 5.9% in 2004.

Earnings from operations, after all restructuring costs, declined by $19.6 million, or 45.2%, to $23.7 million in 2005 versus $43.3 million in 2004. Adjusted earnings from operations excluding all restructuring costs were $33.2 million, a decline of $10.1 million from the prior year. Earnings from operations at Ameriwood, including all restructuring costs, declined by $24.6 million from 2004 levels. Adjusted Ameriwood earnings declined by $15.1 million from 2004 levels, offset by improved earnings at all other divisions within the segment. Of this decline, approximately $5 million was due to lower sales levels with the balance due to decreased margins. The RTA division is undergoing several initiatives to re-ignite its earnings in an attempt to reach acceptable levels of profitability.  It has successfully broadened its customer base from the traditional mass merchants and has implemented an increasingly successful import program. However, the required improved efficiencies at its manufacturing facilities remain to be realized.

Recreational/Leisure

	2005		2004		Change
Recreational / Leisure	$ ('000)	% of sales	$ ('000)	% of sales	$ ('000)%
Revenues	$344,662	100.0%	$389,485	100.0%	($44,823)	(11.5%)
Gross Profit	71,155	20.6%	85,752	22.0%	(14,597)	(17.0%)
Selling, general and administrative	35,289	10.2%	35,755	9.2%	(466)	(1.3%)
Depreciation and amortization	987	0.3%	549	0.1%	438	79.8%
Earnings from operations	$ 34,879	10.1%	$ 49,448	12.7%	($14,569)	(29.5%)

Recreational / Leisure revenues decreased 11.5% to $344.7 million in 2005 compared to $389.5 million a year ago. Included in the 2005 year-to-date revenues figure are January sales in the amount of $12.3 million. This is an extra month’s revenues versus 2004, as Pacific Cycle was acquired effective February 2004. Therefore, organic revenues actually declined from the prior year by 14.7%. Excluding sales of the Sting-Ray bicycle, revenues increased by 9% over the prior year. These revenue increases occurred in several product categories and brands.  However, Sting-Ray sales in 2004 far exceeded those in 2005, more than offsetting any increases. Earnings from operations decreased to $34.9 million from $49.5 million last year, a decrease of 29.5%.

Gross margins decreased by 140 basis points in the year. This is due to the fact that Sting-Ray sales in 2004 carried a higher average margin than the Company’s other product offerings.  For the year, excluding January 2005 operating costs of $2.9 million, comparable eleven month total operating costs declined from $35.8 million to $32.4 million. Operating costs as a percentage of revenue increased to 10.2% versus 9.2% in 2004, due to substantially higher revenues in the prior year. Higher commissions on sales to the mass merchant channel and some additional promotional costs were offset by savings in general and administrative costs.

Balance Sheet

	Selected Balance Sheet Data as at December 30:
	2005	2004	2003
Total assets	$1,542,668	$1,611,389	$ 1,128,963

Long-term Financial Liabilities, excluding current portion:
Long-term debt	$ 439,634	$ 505,816	$ 282,421
Other long-term liabilities, including balance of sale amounts	$ 6,321	$ 9,909	$ 10,580

As there were no business acquisitions in 2005, the Company’s balance sheet as at December 30, 2005 is comparable to that as at December 30, 2004. However, the decrease in the value of the Euro against the U.S. dollar as at the year end did impact all line items, in some cases significantly reducing 2005 year end balances.

The decrease in total assets of $68.7 million in 2005 can be summarized as follows:

Conversion of Euro denominated assets at lower rate of exchange	$ 71,558
Excess of amortization over capital additions during the year	8,574
Increase in trade accounts receivable in the year	(12,220)
Other	809
Total	$ 68,721

Certain of the Company’s working capital ratios are as follows:

	As at December 30,
	2005	2004
Quick ratio	0.88	0.79
Current ratio	1.85	1.67
# of Days in receivables	57.37	55.45
# of Days in inventory	80.62	77.85

Borrowings, in the form of bank indebtedness and long-term debt, decreased by $62.9 million in the year as free cash flow generated by the business was used to pay down debt. The change in debt level is summarized as follows:

Free cash flow generated in the year	$ 71,124
Used to pay balances of sale	(7,440)
Other	(754)
Total	$ 62,930

The Company’s subsidiaries are considered to be self-sustaining. As such, any foreign exchange fluctuations on conversion of non-U.S. functional currency subsidiaries to the U.S. dollar are included in the cumulative translation adjustment (CTA) account as opposed to the income statement. In 2005, exchange rates had a significant impact on the CTA account which decreased from $79.5 million to $28.1 million.

Liquidity and Capital Resources

Cash Flow

Free cash flow, a non-GAAP financial measure, is defined as cash flow from operations less capital expenditures and changes in funds held by ceding insurer, was $71.1 million in 2005 versus $66.2 million in 2004, detailed as follows:

	2005	2004	Change
Cash flow from operations before changes in non-cash working capital:	$ 143,213	$ 133,715	$ 9,498
Change in:
Inventories	2,112	(28,769)	30,881
Accounts receivable	(12,220)	(34,816)	22,596
Accounts payable and other liabilities	(35,741)	42,377	(78,118)
Income taxes	(544)	3,340	(3,884)
Other	2,048	813	1,235
	(44,345)	(17,055)	(27,290)
Cash flow from operations	98,868	116,660	(17,792)
Plus (less):
Additions to capital assets - net	(19,895)	(32,600)	12,705
Deferred charges	(7,909)	(13,688)	5,779
Intangible assets	(4,213)	(3,029)	(1,184)
Funds held by ceding insurer	4,273	(1,117)	5,390
	(27,744)	(50,434)	22,690

FREE CASHFLOW	$ 71,124	$ 66,226	$ 4,898

During 2005, cash flow from operations, before changes in working capital, improved by $9.5 million. However, after changes in non-cash working capital items, cash flow from operations declined by $17.8 million. The main reasons for the decline were higher accounts receivable balances and lower accounts payable balances. The increase in accounts receivable is principally due to a slight increase in collection days from 55.45 in 2004 to 57.37 in 2005. Accounts payable balances at the end of 2004 were unusually high due to substantial inventory purchases in late 2004. In 2005 accounts payable balances have returned to more normal levels, thereby using cash in the year. Capital spending declined from 2004 as the juvenile “factory of the future” project that started in 2003 at the Company’s Columbus, Indiana facility was completed in 2004 at a total cost of $24.0 million. Capitalized research and development costs were $8.1 million in 2005 versus $12.1 million in 2004.

In 2005, the Company’s borrowing availability under its unsecured credit facility decreased to $425.0 million from $470.0 million as was disclosed in the Company’s year-end financial statements dated December 30, 2004. This decreased availability is per the original terms negotiated in January 2004. As of December 30, 2005, Dorel was compliant with all covenant requirements and expects to be so going forward.  The Company continuously reviews its cash management and financing strategy to optimize the use of funds and minimize its cost of borrowing.  It is the Company policy not to pay dividends to its shareholders in the belief that cash is best conserved to finance its ongoing growth strategy, though the Board of Directors will continue to evaluate the merits of this policy going forward.

Contractual Obligations

The following is a table of significant contractual obligations of the Company as of December 30, 2005:

Contractual Obligations	Total	less than 1 year	1 - 3 years	4 - 5 years	After 5 years

Long-term debt repayments	$ 447,708	$ 8,029	$ 339,581	$ 73,598	$ 26,500
Net operating lease commitments	77,620	21,327	30,673	14,310	11,310
Capital addition purchase commitments	405	405	-	-	-
Minimum payments under licensing agreements	6,223	3,968	2,255	-	-
Total contractual obligations	$ 531,956	$ 33,729	$ 372,509	$ 87,908	$ 37,810

The Company does not have significant contractual commitments beyond those reflected in the consolidated balance sheet, the commitments in Note 19 to the Consolidated Financial Statements or those listed in the table above.

For purposes of this table, contractual obligations for the purchases of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or variable price provisions; and the approximate timing of the transaction. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short term expected requirements. Therefore, not included in the above table are Dorel’s outstanding purchase orders for raw materials, finished goods or other goods and services which are based on current needs and are fulfilled by our vendors on relatively short timetables.

As new product development is vital to the continued success of Dorel, the Company must make capital investments in research and development, moulds and other machinery, equipment and technology. It is expected that the Company will invest at least $25.0 million over the course of 2006 to meet its new product development and other growth objectives. The Company expects its existing operations to be able to generate sufficient cash flow to provide for this and other requirements as they arise throughout the year.

Over and above long-term debt in the contractual obligation table, included in the Company’s long-term liabilities are the following amounts:

Pension and post-retirement benefit obligations: As detailed in Note 15 of the Consolidated Financial Statements, this amount of $19.1 million pertains to the Company pension and post-retirement benefit plans. Contributions expected to be made and benefits expected to be paid under these plans in 2006 approximate $2.4 million.

Other long-term liabilities consist of:

Government mandated employee savings plans in Europe, the majority of which are due after five years	$ 3,039
A non-interest-bearing State government loan due in equal instalments of $167 over the next three years	500
Other liabilities due in more than one year	2,117
$ 5,656

Derivative Financial Instruments

As a result of its global operating activities, Dorel is subject to various market risks relating primarily to foreign currency exchange rate risk. In order to reduce or eliminate the associated risks, the Company uses various derivative financial instruments such as options, futures and forward contracts to hedge against adverse fluctuations in currency.  The Company’s main source of foreign currency exchange rate risk resides in sales and purchases of goods denominated in currencies other than the functional currency of each of Dorel’s subsidiaries. In fact, the Company’s financial debt mainly consists of notes issued exclusively in U.S. dollars, for which no foreign currency hedging is required. Short-term credit lines and overdrafts commonly used by Dorel’s subsidiaries are in the currency of the borrowing entity and therefore carry no exchange-rate risk. Inter-company loans/borrowings are economically hedged as appropriate, whenever they present a net exposure to exchange-rate risk.

As such, derivative financial instruments are used as a method for meeting the risk reduction objectives of the Company by generating offsetting cash flows related to the underlying position in respect of amount and timing of forecasted transactions. Dorel does not hold or use derivative financial instruments for trading or speculative purposes.

The Company does not apply hedge accounting to foreign exchange contracts where hedging relationships have not been formally documented. The fair values and notional amounts of derivatives and the fair values and carrying amounts of financial instruments are disclosed in Note 13 of the Consolidated Financial Statements.  The Company recorded net foreign exchange gains in the amount of $4.5 million in 2005 and $3.8 million in 2004.

Critical Accounting Policies and Estimates

The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. A complete list of all relevant accounting policies is listed in Note 2 to the Consolidated Financial Statements.

The Company believes the following are the most critical accounting policies that affect Dorel’s results as presented herein and that would have the most material effect on the financial statements should these policies change or be applied in a different manner:

•

Goodwill and certain other indefinite life intangible assets: Goodwill and certain other intangible assets have indefinite useful lives and as such, are not amortized to income. Instead, the Company must determine at least once annually whether the fair values of these assets are less than their carrying value, thus indicating impairment. The Company uses either the discounted cash flows valuation method or valuations based on a market approach and makes assumptions and estimates in a number of areas, including future cash flows, appropriate multiples of earnings of comparable companies and discount rates.

•

Product liability: The Company is insured for product liability by the use of both traditional and self-funded insurance to mitigate its product liability exposure. The estimated product liability exposure is calculated by an independent actuarial firm based on historical sales volumes, past claims history and management and actuarial assumptions. The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur on units sold prior to December 30, 2005. Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

•

Pension plans and post retirement benefits:  The costs of pension and other post-retirement benefits are calculated based on assumptions determined by management, with the assistance of independent actuarial firms and consultants. These assumptions include the long-term rate of return on pension assets, discount rates for pension and other post-retirement benefit obligations, expected service period, salary increases, retirement ages of employees and health care cost trend rates.

•

Allowances for sales returns and other customer programs: At the time revenue is recognized certain provisions may also be recorded, including returns and allowances, which involve estimates based on current discussions with applicable customers, historical experience with a particular customer and/or product, and other relevant factors. Historical sales returns, allowances, write-offs, changes in our internal credit policies and customer concentrations are used when evaluating the adequacy of our allowance for sales returns. In addition, the Company records estimated reductions to revenue for customer programs and incentive offerings, including special pricing agreements, promotions, advertising allowances and other volume-based incentives. Historical sales data, agreements, customer vendor agreements, changes in internal credit policies and customer concentrations are analyzed when evaluating the adequacy of our allowances.

Changes in Accounting Policies

•

Variable Interest Entities: The Canadian Institute of Chartered Accountants Guideline 15, “Consolidation of Variable Interest Entities”, provides clarification on the application of consolidation to entities defined as “variable interest entities”, when equity holders are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. The guideline is effective for fiscal years and periods beginning on or after November 1, 2004. This change in accounting policy did not have a material impact on the Company’s results.

Market Risks and Uncertainties

Product Costs

Dorel purchases raw materials, component parts, and finished goods. The main commodity items purchased for production include particleboard and plastic resins.  Key component parts include car seat and futon covers, hardware, buckles and harnesses, and futon frames.  These parts are derived from textiles, and a wide assortment of metals, plastics, and wood.   Plastic resin prices were on average 20% higher in 2005 than in 2004, while steel prices were on average 10% higher in 2005 versus 2004.   These higher raw material costs were a significant contributor to decreased margins in 2005.  Furthermore, rising energy costs contributed to increased costs in operating facilities, as well as in shipping the Company’s products.

The Company's purchased finished goods are largely produced from steel, aluminum, resins, textiles, rubber, and wood.  Prices of these commodities increased during 2005, causing purchase price increases in finished goods. In addition, Dorel is among the world’s largest 15 purchasers of ocean freight container transport from the Far East. Container freight costs were higher in 2005 relative to 2004 as supply continued to be tight in both eastbound trans-pacific and Asia-Europe lanes and due to higher fuel costs.

The higher costs experienced in 2005 are for the most part expected to remain in place throughout most of 2006.  Further increases in these costs could affect earnings negatively going forward.

Concentration of Revenues

For the year ended December 30, 2005, approximately 59.1% of Dorel’s revenues came from its three largest customers. In 2004, there were two major customers representing 51.4% of total revenues. Dorel does not have long-term contracts with its customers, and as such revenues are dependent upon Dorel’s continuing ability to deliver attractive products at a reasonable price, combined with high levels of service. There can be no assurance that Dorel will be able to sell to such customers on an economically advantageous basis in the future or that such customers will continue to buy from Dorel.

Credit Risk

A substantial portion of Dorel’s revenues are to major retail chains. If certain of these major retailers cease operations, there could be a material adverse effect on the Company’s consolidated results of operations. It should be noted that the Company conducts ongoing credit reviews and maintains credit insurance on selected accounts to minimize this risk.

Product Liability

As with all manufacturers of products designed for use by consumers, Dorel is subject to numerous product liability claims, particularly in the U.S. At Dorel, there is an ongoing effort to improve quality control and to ensure the safety of its products. The Company is insured for product liability, by the use of both traditional insurance and by the Company's wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company, providing a self funded insurance program to mitigate its product liability exposure. No assurance can be given that a judgment will not be rendered against it in an amount exceeding the amount of insurance coverage or in respect of a claim for which Dorel is not insured.

Foreign Currency

As a multinational company that uses the U.S. dollar as its reporting currency, Dorel is subject to variations in currency values against the U.S. dollar. The functional currency of Dorel’s European operations is the Euro, with all other significant subsidiaries using the U.S. dollar as its functional currency. As a result, Dorel’s operating units outside of the U.S. assume the majority of the Company’s foreign exchange risk.

Dorel’s Canadian operations benefit from a stronger U.S. dollar as large portions of its revenues are generated in the U.S. and the majority of its costs are in Canadian dollars. This situation is mitigated by Dorel Canada’s juvenile operations that import U.S. dollar denominated goods. Dorel’s European operations are negatively effected by a stronger U.S. dollar as portions of its purchases are in U.S. dollars while its revenues are not. Where advantageous, the Company uses options, futures and forward contracts to hedge against these adverse fluctuations in currency. While the Canadian operations and European operations offset the possible negative impact of changes in the U.S. dollar, a significant change in the value of the U.S. dollar could affect future earnings.

Valuation of Goodwill and other Intangible Assets

As part of annual impairment tests, the value of goodwill and other indefinite life intangible assets are subject to significant assumptions, such as future expected cash flows, comparable market transaction multiples and assumed discount rates. In addition, the value of customer relationship intangible assets recognized includes significant assumptions in reference to customer attrition rates and useful lives. Changes in these assumptions could materially affect these valuations.

Income Taxes

The Company’s current organizational structure has resulted in a comparatively low effective income tax rate. This structure and the resulting tax rate are supported by current domestic tax laws in which the Company operates and by the application of income tax treaties between various countries. Unanticipated changes to either these current domestic tax laws or rates, or to these tax treaties, could impact the effective income tax rate of the Company.

Product and Brand Development

To support continued revenue growth, the Company must continue to update existing products, design innovative new items, develop strong brands and make significant capital investments. The Company has invested heavily in product development and plans to keep it at the centre of its focus. In addition, the Company must continue to maintain, develop and strengthen our end-user brands. Should the Company invest in or design products that are not accepted in the marketplace, or if its products are not brought to market in a timely manner, and in certain cases, fail to be approved by the appropriate regulatory authorities, this could negatively impact future growth.

Other Information

The designation, number and amount of each class and series of its shares outstanding as of December 30, 2005 are as follows:

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)
4,473,244	$ 1,939	28,385,698	$160,564	$ 162,503

Outstanding stock options and Deferred Share Unit items are disclosed in Note 17 to the financial statements. There were no significant changes to these values in the period between the year end and the date of the preparation of this MD & A.

Disclosure Controls and Procedures over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 30, 2005, the CEO and the CFO have evaluated the effectiveness of Dorel’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Forward Looking Information

Certain statements included in this MD&A may constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements generally can be identified by the use of forward looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company’s future results.

Readers are cautioned, however, not to place undue reliance on forward looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements.

We believe that the expectations represented by such forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise. The forward looking statements contained in this report are expressly qualified by this cautionary statement.